Exhibit 99.1

BROOKFIELD FINANCE INC.

AND

BROOKFIELD CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Second Supplemental Indenture

Dated as of December 17, 2024

THIS SECOND SUPPLEMENTAL INDENTURE, dated as of December 17, 2024 by and among Brookfield Finance Inc. (the “Issuer”), a corporation incorporated under the laws of Ontario, Canada, Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) (the “Company”), a corporation organized under the laws of Ontario, Canada, and Computershare Trust Company of Canada, a trust company organized under the laws of Canada, as trustee (the “Trustee”), to the Subordinated Indenture, dated as of October 16, 2020, by and among the Issuer, the Company and the Trustee (the “Original Indenture”, the Original Indenture, as supplemented hereby, being referred to herein as the “Indenture”).

WITNESSETH

WHEREAS, the Issuer has duly authorized, as a separate series of Securities under the Indenture, its 6.300% Fixed-to-Fixed Reset Rate Subordinated Notes due January 15, 2055 (the “Notes”), and the Company has consented to and approved the issuance of the Notes;

WHEREAS, the Issuer and the Company have duly authorized the execution and delivery of this Second Supplemental Indenture to establish the Notes as a separate series of Securities under the Original Indenture and to provide for, among other things, the issuance by the Issuer of and the form and terms of the Notes and additional covenants for purposes of the Notes and the Holders thereof;

WHEREAS, the Issuer and the Company are not in default under the Original Indenture;

WHEREAS, all things necessary to make this Second Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Issuer and the Company and not by the Trustee;

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1	Definitions.

For all purposes of this Second Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Additional Amounts” has the meaning specified in Section 2.14 of this Second Supplemental Indenture.

“Automatic Exchange” has the meaning specified in Section 2.8.1 of this Second Supplemental Indenture.

“Automatic Exchange Event” means an event giving rise to an Automatic Exchange, being the occurrence of any one of the following: (i) the making by the Issuer and/or the Company of a general assignment for the benefit of their creditors or a proposal (or the filing of a notice of their intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Issuer and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Issuer and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer and/or the Company or any substantial part of their property and assets in circumstances where the Issuer and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Issuer and/or the Company or for any substantial part of their property and assets by a court of competent jurisdiction in circumstances where the Issuer and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Issuer and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Issuer and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer and/or the Company or any substantial part of their property and assets in circumstances where the Issuer and/or the Company are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Issuer and/or the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for any substantial part of their property and assets).

“Automatic Exchange Event Notice” has the meaning specified in Section 2.8.2 of this Second Supplemental Indenture.

“Business Day” means a day other than (i) a Saturday or Sunday, or (ii) a day on which banks in New York, New York and where the corporate trust office of the Trustee is authorized or obligated by law or executive order to remain closed.

“Calculation Agent” means the Issuer, an affiliate of the Issuer selected by the Issuer, or any other Person appointed by the Issuer, in each case, in the Issuer’s sole discretion, acting a calculation agent in respect of the Notes.

“Clearing Agency” has the meaning specified in Section 2.8.3 of this Second Supplemental Indenture.

“Co-Obligor” has the meaning specified in Section 2.13 of this Second Supplemental Indenture.

“Company Preference Shares” means the preference shares of the Company.

“Company Senior Indebtedness” means all principal, interest, premium, fees and other amounts owing on, under or in respect of:

(a)	all indebtedness, liabilities and obligations of the Company, whether outstanding on December 10, 2024 or thereafter created, incurred, assumed or guaranteed (including any such indebtedness, liabilities or obligations that are guaranteed by the Company); and

(b)	all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

except only for indebtedness to trade creditors, the guarantee by the Company of the Notes, the Company’s guarantees of the Existing BFI Subordinated Notes and the UK Issuer Perpetual Notes and any indebtedness, liabilities or obligations of the Company that are, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, expressly pari passu with or subordinate in right of payment to the guarantee by the Company of the Notes.

“Company Shares” means the Class A Limited Voting Shares of the Company and the Class B Limited Voting Shares of the Company, and any shares of the Company ranking pari passu or junior to the Class A Limited Voting Shares of the Company and the Class B Limited Voting Shares of the Company.

“DBRS” means DBRS Limited, and its successors.

“Deferral Period” has the meaning specified in Section 2.9 of this Second Supplemental Indenture.

“Dividend Restricted Shares” means the Company Shares and Company Preference Shares.

“Exchange Notice” has the meaning specified in Section 2.8.2 of this Second Supplemental Indenture.

“Exchange Preference Shares” has the meaning specified in Section 2.8.1 of this Second Supplemental Indenture.

“Exchange Time” has the meaning specified in Section 2.8.1 of this Second Supplemental Indenture.

“Existing BFI Subordinated Notes” means the 4.625% Subordinated Notes due October 16, 2080 of the Issuer.

“FATCA” has the meaning specified in Section 2.14 of this Second Supplemental Indenture.

“First Reset Date” means January 15, 2035.

“Fitch” means Fitch Ratings, Inc., and its successors.

“Five-Year Treasury Rate” means, as of any Interest Reset Determination Date, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean of the yields to maturity for U.S. Treasury securities adjusted to constant maturity with a maturity of five years from the next Interest Reset Date and trading in the public securities markets, for the five consecutive Business Days immediately prior to the respective Interest Reset Determination Date as published (or, if fewer than five consecutive Business Days are so published on the applicable Interest Reset Determination Date, for such number of Business Days published) in the most recent H.15, or (ii) if there is no such published U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the arithmetic mean of the yields to maturity for each of the two series of U.S. Treasury securities adjusted to constant maturity trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, and (B) the other maturing as close as possible to, but later than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, in each case for the five consecutive Business Days immediately prior to the respective Interest Reset Determination Date as published in the most recent H.15. If the Five-Year Treasury Rate cannot be determined pursuant to the methods described in clause (i) or (ii) above, then the Five-Year Treasury Rate will be the same interest rate determined for the prior Interest Reset Determination Date or, if the Five-Year Treasury Rate cannot be so determined as of the Interest Reset Determination Date preceding the First Reset Date, then the interest rate applicable for the Interest Reset Period beginning on and including the First Reset Date will be deemed to be 6.300% per annum.

“Guarantee Obligations” means the subordinate guarantee obligations of the Company pursuant to Article 5 of the Original Indenture but solely in respect of the Notes.

“H.15” means the statistical release designated as such, or any successor publication published by the Board of Governors of the Federal Reserve Board (or any successor thereto). The “most recent H.15” means the H.15 published closest in time but prior to the close of business on the second Business Day prior to the applicable Interest Reset Determination Date.

“Ineligible Person” means any Person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside of the United States or Canada to the extent that: (i) the issuance or delivery by the Company to such Person, upon an Automatic Exchange of Exchange Preference Shares, would require the Company to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such Person of Exchange Preference Shares upon an Automatic Exchange.

“Interest Payment Date” means January 15 and July 15 of each year.

“Interest Reset Date” means the First Reset Date and each date falling every five years thereafter.

“Interest Reset Determination Date” means, in respect of any Interest Reset Period, the day falling two Business Days prior to the applicable Interest Reset Date.

“Interest Reset Period” means the period from and including the First Reset Date to, but excluding, the next succeeding Interest Reset Date, the Maturity Date, or Redemption Date, as the case may be, and thereafter each period from and including each Interest Reset Date to, but not including, the next succeeding Interest Reset Date, the Maturity Date, or Redemption Date, as the case may be.

“Issuer Senior Indebtedness” means all principal, interest, premium, fees and other amounts owing on, under or in respect of:

(a)	all indebtedness, liabilities and obligations of the Issuer, whether outstanding as of December 10, 2024 or thereafter created, incurred, assumed or guaranteed; and

(b)	all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

except only for indebtedness to trade creditors, the Notes, the Existing BFI Subordinated Notes and any indebtedness, liabilities or obligations of the Issuer that are, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, expressly pari passu with or subordinate in right of payment to the Notes.

“Maturity Date” means January 15, 2055.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Non-U.S. Co-Obligor” has the meaning specified in Section 2.13 of this Second Supplemental Indenture.

“Notes” has the meaning ascribed to it in the recitals.

“Original Indenture” has the meaning ascribed to such term in the first recital to this Second Supplemental Indenture.

“Original Issue Date” mean December 17, 2024.

“Other Additional Amounts” has the meaning specified in Section 2.13 of this Second Supplemental Indenture.

“Parity Indebtedness” means any class or series of the Company’s indebtedness currently outstanding or hereafter created which ranks on a parity with the Company’s guarantee of the Notes (prior to any Automatic Exchange) as to distributions upon liquidation, dissolution or winding-up, including the Company’s guarantees of the Existing BFI Subordinated Notes and the UK Issuer Perpetual Notes.

“Rating Agencies” means each of Moody’s, S&P, Fitch and DBRS.

“Rating Event” means the occurrence of an event in which any Rating Agency amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial issuance of the Notes; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to the Notes by that Rating Agency compared to the equity credit assigned by that Rating Agency or its predecessor on the initial issuance of the Notes.

“Relevant Taxing Jurisdiction” has the meaning specified in Section 2.14 of this Second Supplemental Indenture.

“S&P” means S&P Global Ratings and its successors.

“Tax Act” has the meaning specified in Section 2.14 of this Second Supplemental Indenture.

“Tax Event” means the Issuer or the Company (as applicable) has received an opinion of counsel of nationally recognized standing experienced in such matters to the effect that, as a result of (i) any amendment or change to the laws (or any regulations or rulings thereunder) of any Relevant Taxing Jurisdiction or any applicable tax treaty or (ii) any change in the application, administration or interpretation of such laws, regulations, rulings or treaties (including any judicial decision rendered by a court of competent jurisdiction with respect to such laws, regulations, rulings or treaties), in each case of (i) and (ii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, which amendment or change is effective on or after the Original Issue Date (or if the Relevant Taxing Jurisdiction has changed since the Original Issue Date, the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction) (including, for the avoidance of doubt, any such amendment or change made on or after the Original Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable) that has retroactive effect to a date prior to the Original Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable)), either (a) the Issuer or the Company (as applicable) is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes, as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority (excluding as a result of any limitation on the deductibility of interest on the Notes as a result of any EBITDA, tax EBITDA, or other similar earnings or income-based limit on interest deductibility) or (b) the Issuer or the Company (as applicable) has been or will be obligated to pay Additional Amounts and neither the Issuer nor the Company (as applicable) can avoid such obligation by taking commercially reasonable measures to avoid it.

“Taxes” has the meaning specified in Section 2.14 of this Second Supplemental Indenture.

“UK Perpetual Issuer Notes” means the 4.50% perpetual subordinated notes issued by Brookfield Finance I (UK) plc.

All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

1.2	To Be Read with Original Indenture

The Second Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this Second Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Second Supplemental Indenture were contained in one instrument.

1.3	Currency

Except where expressly provided, all amounts in this Second Supplemental Indenture are stated in United States currency.

Article 2
THE NOTES

2.1	Designation

There is hereby authorized to be issued under the Original Indenture a separate series of Securities designated as “6.300% Fixed-to-Fixed Reset Rate Subordinated Notes due January 15, 2055”.

2.2	Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to the Second Supplemental Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 3.4, 3.5, 3.6, 10.6 or 12.7 of the Original Indenture and except for any Notes which, pursuant to the last sentence of Section 3.3 of the Original Indenture, are deemed never to have been authenticated and delivered) shall initially be limited to $700,000,000 all of which have been issued hereunder. The Issuer may from time to time, without the consent of the Holders of the Notes but with the consent of the Company, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

2.3	Date of Payment of Principal

The principal of the Notes shall be payable on January 15, 2055.

2.4	Payments; Registration of Transfers

All payments in respect of the Notes shall be made in immediately available funds. Computershare Trust Company, N.A. has been initially appointed to act as Paying Agent for the Notes. The “Place of Payment” for the Notes shall be at the address of the Paying Agent, currently located at Computershare Corporate Trust, 1505 Energy Park Drive, St Paul, MN 55108.

For such Notes (if any) as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Notes will be made at the Place of Payment, except that, at the option and expense of the Issuer, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. The registration of transfers and exchanges of Notes will be made at the Corporate Trust Office of the Trustee currently located at 100 University Avenue, 11th Floor, Toronto, Canada M5J 2Y1 and the Place of Payment.

2.5	Interest

(a)	The Notes will be issued in initial denominations of $1,000 and multiples of $1,000 in excess thereof and shall bear interest (i) from and including the Original Issue Date to but excluding the First Reset Date at an annual rate of 6.300% and thereafter (ii) from and including each Interest Reset Date with respect to each Interest Reset Period to but excluding the next succeeding Interest Reset Date, the Maturity Date or Redemption Date, as the case may be, at an annual rate equal to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date, plus a spread of 2.076%, to be reset on each Interest Reset Date; provided, that the interest rate during any Interest Reset Period will not reset below 6.300%, subject to deferral as set forth in Section 2.8.

(b)	Interest in respect of the Notes shall accrue from and including the Original Issue Date or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(c)	Interest Payment Dates on which interest shall be payable in respect of the Notes shall be January 15 and July 15 in each year, commencing on July 15, 2025.

(d)	The first interest payment on the Notes will be $36.40 per $1,000 principal amount of Notes representing interest for the period from the Original Issue Date to, but excluding, July 15, 2025.

(e)	The Regular Record Dates for interest in respect of the Notes shall be January 1 and July 1 (whether or not a Business Day) in respect of the interest payable semi-annually in arrears on January 15 and July 15, respectively.

(f)	In the event that any Interest Payment Date, Redemption Date, or the Maturity Date falls on a day that is not a Business Day, payment will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

2.6	Calculation of the Interest Rate of the Notes on the Interest Reset Determination Dates

Unless all of the outstanding Notes have been redeemed as of the First Reset Date, the Issuer shall appoint a Calculation Agent with respect to the Notes prior to the Interest Reset Determination Date preceding the First Reset Date. The Issuer or any of its affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Interest Reset Period will be determined by the Calculation Agent as of the applicable Interest Reset Determination Date in accordance with Section 2.5. If the Issuer or one of its affiliates is not the Calculation Agent, the Calculation Agent will notify the Issuer of the interest rate for the relevant Interest Reset Period promptly upon such determination. The Issuer will notify the Trustee of such interest rate, promptly upon making or being notified of such determination. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Reset Period beginning on or after the First Reset Date, in each case, as determined in accordance with Section 2.5, will be conclusive and binding absent manifest error, will be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the Indenture, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Company’s principal offices and shall be made available to any holder of the Notes upon request.

2.7	Redemption and Purchase for Cancellation of the Notes

Except as provided in this Section 2.7 or as contemplated by Section 2.13 of this Second Supplemental Indenture, the Notes are not redeemable prior to maturity.

2.7.1        Redemption of Notes at the Option of the Issuer. On giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders of the Notes, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any Interest Payment Date, the Issuer may, at its option, redeem the Notes in whole or in part from time to time without the consent of the Holders, at a Redemption Price equal to 100% of the principal amount thereof, plus an amount equal to all accrued and unpaid interest on the principal amount of the Notes to be redeemed to, but excluding, the Redemption Date.

2.7.2        Early Redemption upon a Tax Event. At any time, after the occurrence of a Tax Event, the Issuer may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders thereof, redeem all (but not less than all) of the Notes without the consent of the Holders. The Redemption Price shall be equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the Redemption Date.

2.7.3        Early Redemption upon a Rating Event. At any time, within 120 days following the occurrence of a Rating Event, the Issuer may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders, redeem all (but not less than all) of the Notes without the consent of the Holders. The Redemption Price shall be equal to 102% of the principal amount thereof and shall be paid together with accrued and unpaid interest to, but excluding, the Redemption Date.

2.7.4        Notice of Redemption. Notwithstanding the first paragraph of Section 12.4 of the Original Indenture, notice of any redemption pursuant to this Section 2.7 will be delivered at least 10 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed and may be subject to the satisfactions of conditions precedent. All notices of redemption shall state the information required by Section 12.4 of the Original Indenture. On and after any Redemption Date, interest will cease to accrue on the Notes or any portion thereof called for redemption. On or before any Redemption Date, the Issuer shall deposit with the Paying Agent (or the Trustee) money sufficient to pay the Redemption Price of the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected, in the case of certificated Notes, by the Trustee at the Issuer’s direction by such method as the Issuer and the Trustee shall designate, or in the case of Global Securities, by such policies and procedures of the applicable depository.

2.7.5        Purchase of the Notes for Cancellation.

2.7.5.1        The Issuer may purchase all or any of the Notes in the open market (which may include purchases from or through an investment dealer or a firm holding membership on or that is a participant of a recognized stock exchange) or by invitation for tenders or by private contract and, in each case, at any price, payable in cash. Notes purchased by the Issuer shall be delivered to the Trustee for cancellation and shall not be reissued.

2.7.5.2        If, upon an invitation for tenders, more Notes than the Issuer is willing to purchase are tendered at the same lowest price, the Notes to be purchased by the Issuer shall be selected by the Trustee pro rata, or in such other manner as the Trustee may consider equitable in compliance with applicable law, from the Notes tendered by each Holder who tendered at such lowest price. For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which the Notes may be so selected and regulations so made shall be valid and binding upon all Holders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The Holder of any Notes of which a part only is purchased, upon surrender of such Notes for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes for the unpurchased part so surrendered and the Trustee shall certify and deliver such new Notes upon receipt of the Notes so surrendered.

2.8	Automatic Exchange

2.8.1        Automatic Exchange. Upon an Automatic Exchange Event (such time, the “Exchange Time”), the Notes, including accrued and unpaid interest thereon, will be exchanged automatically (the “Automatic Exchange”), without the consent or action of the Holders thereof, into shares of a newly issued series of Class A Preference Shares of the Company, being Class A Preference Shares, Series 53 (the “Exchange Preference Shares”). As of the Exchange Time, Holders will have the right to receive one Exchange Preference Share for each $1,000.00 principal amount of Notes previously held together with the number of Exchange Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by $1,000.00. Such right will be automatically exercised, and the Notes shall be automatically exchanged, without the consent of the Holders of the Notes, into Exchange Preference Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically exchanged and transferred to the Company without need for further action by the Holders of the Notes, who shall thereupon automatically cease to be Holders thereof and all rights of any such Holder as a debtholder of the Issuer or as a beneficiary of the subordinated guarantee by the Company shall automatically cease. In connection with the Automatic Exchange, the Company shall not add to the legal stated capital of the Exchange Preference Shares issued on the Automatic Exchange an amount that is greater than the fair market value of the consideration it receives for the issuance of the Exchange Preference Shares.

2.8.2        Automatic Exchange Event Notice. The Issuer shall deliver to the Trustee a written notice (the “Automatic Exchange Event Notice”), which shall be binding on the Holders of the Notes, signed by any director or officer (or equivalent) of the Issuer, of the occurrence of an Automatic Exchange within 10 days after the occurrence of such event and, as soon as practicable following receipt by the Trustee from the Company, the Trustee shall deliver notice to the Holders of Notes of the occurrence of the Automatic Exchange; provided, however, that a failure to make such delivery shall not affect, reduce or modify in any way the effectiveness of the Automatic Exchange with effect as of the Exchange Time.

Following the occurrence of an Automatic Exchange, the Issuer shall, as soon as reasonably practicable, inform the Company and the Trustee by notice in writing (the “Exchange Notice”) as to the number of Notes exchanged and transferred hereby. Such Exchange Notice shall specify the number of Exchange Preference Shares (including fractional shares, if applicable) required in connection with the Automatic Exchange in accordance with this Indenture and shall specify whether, to the knowledge of the Issuer, such Holders of Notes (or Persons beneficially owning Notes represented by the Holders of such Notes) are Ineligible Persons.

2.8.3        Right Not to Deliver the Exchange Preference Shares. Upon an Automatic Exchange of the Notes, the Company reserves the right not to issue some or all of the Exchange Preference Shares to Ineligible Persons. In such circumstances, the Company will hold all Exchange Preference Shares that would otherwise be delivered to Ineligible Persons, as agent for such Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Company for the purpose of effecting the sale (to parties other than the Company, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Exchange Preference Shares. Such sales, if any, may be made at any time and any price. The Company will not be subject to any liability for failing to sell Exchange Preference Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Company from the sale of any such Exchange Preference Shares will be divided among the Ineligible Persons in proportion to the number of Exchange Preference Shares that would otherwise have been delivered to them, after deducting the costs of sale and any applicable Taxes or withholding on account of Taxes, if any. The Company will make payment of the aggregate net proceeds to The Depository Trust Company (the “Clearing Agency”) (if the Notes are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the applicable procedures of the Clearing Agency or otherwise.

As a precondition to the delivery of any certificate or other evidence of issuance representing any Exchange Preference Shares or related rights following an Automatic Exchange, the Company may require a Holder of Notes (and persons holding Notes represented by such Holder of Notes) to deliver a declaration, in form and substance satisfactory to the Company, confirming compliance with any applicable regulatory requirements to establish that such Holder of Notes is not, and does not represent, an Ineligible Person. The Trustee shall be entitled to rely exclusively on the declaration of the Holder.

2.9	Deferral Right

So long as no Event of Default has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period), compounded semi-annually, to the extent permitted by applicable law. There is no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an Event of Default or any other breach under the Indenture and the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which the Issuer pays all accrued and unpaid interest (including, to the extent permitted by law, any compound interest) on such date. No Deferral Period may extend beyond the Maturity Date.

The Issuer will give the Holders of the Notes written notice of its election to commence or continue a Deferral Period at least 10 days and not more than 60 days before the next Interest Payment Date. After the commencement of a Deferral Period, the Issuer will give the Holders of the Notes written notice of its election to continue or terminate, as applicable, such Deferral Period, at least 10 days and not more than 60 days before each subsequent Interest Payment Date until the termination of such Deferral Period.

There shall be no limit on the number of Deferral Periods that may occur pursuant to this Section 2.9.

2.10	Form

The Notes and the certificate of the Trustee endorsed thereon shall each be issuable initially as one or more Global Securities in minimum denominations of $1,000.00 and integral multiples of $1,000.00 in excess thereof and shall be substantially in the form set forth in Annex A hereto. The Depositary for Global Securities shall be The Depository Trust Company.

2.11	Events of Default

The Events of Default contained in the Original Indenture shall not apply to the Notes.

Solely with respect to the Notes (and not with respect to any other securities issued or outstanding under the Indenture), for so long as any of the Notes remain outstanding, “Event of Default” means any one of the following events (whatever the reason for such Event of Default and whether it shall be occasioned by provisions of Section 2.16 of this Second Supplemental Indenture or be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)	default in the payment of any interest (including Additional Amounts) upon the Notes when it becomes due and payable, and continuance of such default for a period of 30 days (subject to the Issuer’s right, at its sole option, to defer interest payments as provided in Section 2.8 of this Second Supplemental Indenture); or

(b)	default in the payment of the principal of or any premium or Additional Amounts, if any, when due and payable on the Notes.

2.12	Additional Covenants

The covenants contained in Article 3 of this Second Supplemental Indenture shall apply to the Notes in addition to the covenants contained in the Original Indenture.

2.13	Co-Obligors and/or Additional Guarantors

Without the consent of any Holders, the Issuer, when authorized by a Board Resolution, the Company and the Trustee, may enter into an indenture supplemental to the Indenture in respect of the Notes, in form satisfactory to the Trustee, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the Notes, an Affiliate of the Issuer or the Company (each, a “Co-Obligor”); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union; and provided, further, that the Issuer may only add a Co-Obligor if the Issuer determines that adding such Co-Obligor would not result in a deemed sale or exchange of the Notes by any Holder for U.S. federal income tax purposes under applicable Treasury Regulations under the U.S. Internal Revenue Code of 1986, as amended, or a disposition of the Notes by any Holder or beneficial owner of the Notes for Canadian federal income tax purposes. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than a state of the United States (each, a “Non-U.S. Co-Obligor”) shall include a provision for (i) the payment of additional amounts (“Other Additional Amounts”) in the form substantially similar to that provided in Section 2.14 of this Second Supplemental Indenture, with such modifications as the Company and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. and Canadian bondholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the Notes, including any exceptions thereto as the Company and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. and Canadian bondholders and (ii) the right of any issuer to redeem the Notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that Other Additional Amounts become payable by a Non-U.S. Co-Obligor in respect of the Notes as a result of any change in law or official position regarding the application or interpretation of any law that is announced or becomes effective after the date of such supplemental indenture.

Any such Co-Obligor shall be jointly and severally liable with the Issuer or the Company (as applicable) to pay the principal, premium, if any, and interest on the Notes.

2.14	Payment of Additional Amounts

All payments made by the Issuer or the Company under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter, “Taxes”) imposed or levied by or on behalf of the government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (a “Relevant Taxing Jurisdiction”), unless the Issuer or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer or the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the Notes, the Issuer or the Company (as applicable) will pay such additional amounts (hereinafter “Additional Amounts”) in respect of each such payment (excluding one payment of semi-annual interest, other than deferred interest, in connection with a redemption of the Notes in accordance with the provisions described in Section 2.7.2 of this Second Supplemental Indenture) as may be necessary so that the net amount received (including Additional Amounts) by each Holder (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction will not be less than the amount the Holder (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the Note, being a person with whom the Issuer or the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction other than the mere ownership, or receiving payments under or enforcing any rights in respect of such Note, (iii) by reason of such Holder or beneficial owner being a “specified shareholder” of the Issuer or not dealing at arm’s length with a “specified shareholder” of the Issuer as defined in subsection 18(5) of the Tax Act, or (iv) by reason of such Holder or beneficial owner being a “specified entity” in respect of the Issuer or the Company as defined in subsection 18.4(1) of the Tax Act; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the Notes; (c) any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of the Notes, except to the extent that the Holder or beneficial owner of the Notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; (e) any Tax imposed to the extent resulting from the failure of a Holder or beneficial owner to comply with certification, identification, declaration, filing or similar reporting requirements concerning the nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).

The Issuer or the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. The Issuer or the Company (as applicable) will furnish to the Holders of the Notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. The Issuer and the Company will indemnify and hold harmless each Holder (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under or with respect to the Notes which have not been withheld or deducted and remitted by the Issuer or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer or Company (as applicable) will be obligated to pay Additional Amounts with respect to such payment, the Issuer or the Company (as applicable) will deliver to the Trustee an Officer’s Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment by the Issuer or the Company (as applicable) of principal (and premium, if any), Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 2.14 to the extent that, in such context, Additional Amounts are, were or would be payable by the Issuer or the Company (as applicable) in respect thereof pursuant to the provisions of this Section 2.14 and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

The obligations of the Issuer and the Company under this Section 2.14 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Notes.

2.15	Defeasance

The Notes shall be defeasible pursuant to both of Section 14.2 and Section 14.3 of the Original Indenture.

In the event the Issuer exercises its defeasance option with respect to the Notes pursuant to Section 14.2 of the Original Indenture, the Company’s obligations with respect to the Notes under Section 2.14 of this Second Supplemental Indenture shall survive.

2.16	Subordination of the Notes

2.16.1      Notes Subordinated to Issuer Senior Indebtedness.

2.16.1.1        Pursuant to and in accordance with Article 16 of the Original Indenture, the Notes shall be subordinated to the extent provided in this Section 2.16 of this Second Supplemental Indenture. The Issuer covenants and agrees, and each Holder of Notes, by the acceptance thereof, likewise covenants and agrees, that the indebtedness represented by the Notes and the payment of the principal of and interest on each and all of the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all present and future Issuer Senior Indebtedness.

2.16.1.2        In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Issuer or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding up of the Issuer, whether or not involving insolvency or bankruptcy, or (ii) subject to the provisions of Section 2.16.2 that (A) a default shall have occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Issuer Senior Indebtedness (without giving effect to any cure period with respect thereto), or (B) there shall have occurred an event of default (other than a default in the payment of principal or interest or other monetary amounts due and payable) in respect of any Issuer Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and, in the cases of subclauses (A) and (B) of this clause (ii), such default or Event of Default shall not have been cured or waived or shall not have ceased to exist, or (iii) that the principal of and accrued interest on the Notes shall have been declared due and payable pursuant to Section 6.2 of the Original Indenture and such declaration shall not have been rescinded and annulled as provided therein, then:

(a)	The holders of all Issuer Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money’s worth, before the Holders of any of the Notes are entitled to receive a payment on account of the principal of or interest on the indebtedness evidenced by the Notes, including, without limitation, any payments made pursuant to Section 2.7.1;

(b)	Any payment by, or distribution of assets of, the Issuer of any kind or character, whether in cash, property or securities, to which the Holders of any of the Notes or the Trustee would be entitled except for the provisions of this Section 2.16 shall be paid or delivered by the person making such payment or distribution, whether the Issuer, a trustee in bankruptcy, a receiver, receiver and manager or liquidating trustee or otherwise, directly to the holders of such Issuer Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture or other agreement under which any instruments evidencing any of such Issuer Senior Indebtedness may have been issued (or if not evidenced by instruments, under which such Issuer Senior Indebtedness may have been incurred), ratably according to the aggregate amounts remaining unpaid on account of such Issuer Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Issuer Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Issuer Senior Indebtedness, before any payment or distribution is made to the holders of the indebtedness evidenced by the Notes or to the Trustee under this instrument; and

(c)	In the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Issuer of any kind or character, whether in cash, property or securities, in respect of principal of or interest on the Notes or in connection with any repurchase by the Issuer of the Notes, shall be received by the Trustee or the Holders of any of the Notes before all Issuer Senior Indebtedness is paid in full, or provision made for such payment in money or money’s worth, such payment or distribution in respect of principal of or interest on the Notes or in connection with any repurchase by the Issuer of the Notes shall be held in trust by the Trustee for the benefit of the holders of Issuer Senior Indebtedness and shall promptly be paid over to the holders of such Issuer Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any such Issuer Senior Indebtedness may have been issued, ratably as aforesaid, for application to the payment of all Issuer Senior Indebtedness remaining unpaid until all such Issuer Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Issuer Senior Indebtedness.

2.16.2      Disputes with Holders of Certain Issuer Senior Indebtedness. Any failure by the Issuer to make any payment on or perform any other obligation under Issuer Senior Indebtedness, other than any indebtedness incurred by the Issuer or assumed or guaranteed, directly or indirectly, by the Issuer for money borrowed (or any deferral, renewal, extension or refunding thereof) or any indebtedness or obligation as to which the provisions of this section shall have been waived by the Issuer in the instrument or instruments or other agreement or agreements by which the Issuer incurred, assumed, guaranteed or otherwise created such indebtedness or obligation, shall not be deemed a default or Event of Default under Section 2.16.1.2(ii) if (1) the Issuer shall be disputing its obligation to make such payment or perform such obligation and (2) either (i) no final judgment relating to such dispute shall have been issued against the Issuer which is in full force and effect and is not subject to further review, including a judgment that has become final by reason of the expiration of the time within which a party may seek further appeal or review, and (ii) in the event of a judgment that is subject to further review or appeal has been issued, the Issuer shall in good faith be prosecuting an appeal or other proceeding for review and a stay of execution shall have been obtained pending such appeal or review.

2.16.3      Subrogation. Subject to the payment in full of all Issuer Senior Indebtedness, the Holders of the Notes shall be subrogated (equally and ratably with the holders of all obligations of the Issuer which by their express terms are subordinated to Issuer Senior Indebtedness to the same extent as the Notes are subordinated and which are entitled to like rights of subrogation) to the rights of the holders of Issuer Senior Indebtedness to receive payments or distributions of cash, property or securities of the Issuer applicable to the Issuer Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and as between the Issuer, its creditors other than holders of such Issuer Senior Indebtedness and the Holders, no such payment or distribution made to the holders of Issuer Senior Indebtedness by virtue of this Section 2.16 that otherwise would have been made to the Holders shall be deemed to be a payment by the Issuer on account of such Issuer Senior Indebtedness, it being understood that the provisions of this Section 2.16 are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Issuer Senior Indebtedness, on the other hand.

2.16.4      Obligation of Issuer Unconditional.

2.16.4.1        Nothing contained in this Section 2.16 or elsewhere in this Indenture or in the Notes is intended to or shall impair, as among the Issuer, its creditors other than the holders of Issuer Senior Indebtedness and the Holders, the obligation of the Issuer, which is absolute and unconditional, to pay to the Holders the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders and creditors of the Issuer other than the holders of Issuer Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Section 2.16 of the holders of Issuer Senior Indebtedness in respect of cash, property or securities of the Issuer received upon the exercise of any such remedy.

2.16.4.2        Upon payment or distribution of assets of the Issuer referred to in this Section 2.16, the Trustee and the Holders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which any such dissolution, winding up, liquidation or reorganization proceeding affecting the affairs of the Issuer is pending or upon a certificate of the trustee in bankruptcy, receiver, receiver and manager, assignee for the benefit of creditors, liquidating trustee or agent or other person making any payment or distribution, delivered to the Trustee or to the Holders, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Issuer Senior Indebtedness and other indebtedness of the Issuer, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Section 2.16.

2.16.5      Payments on Notes Permitted. Nothing contained in this Section 2.16 or elsewhere in this Indenture or in the Notes shall affect the obligations of the Issuer to make, or prevent the Issuer from making, payment of the principal of or interest on the Notes in accordance with the provisions hereof and thereof, except as otherwise provided in this Section 2.16.

2.16.6      Effectuation of Subordination by Trustee. Each Holder of Notes, by its acceptance thereof, authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Section 2.16 and appoints the Trustee its attorney-in-fact for any and all such purposes.

2.16.7      Knowledge of Trustee. Notwithstanding the provisions of this Section 2.16 or any other provisions of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee shall have received written notice thereof mailed or delivered to the Trustee from the Issuer, any Holder, any paying agent or the holder or representative of any class of Issuer Senior Indebtedness; provided that if at least five Business Days prior to the date upon which by the terms hereof any such moneys may become payable for any purpose (including, without limitation, the payment of the principal or interest on any Note) the Trustee shall not have received with respect to such moneys the notice provided for in this section, then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such moneys and to apply the same to the purpose for which they were received and shall not be affected by any notice to the contrary that may be received by it within five Business Days prior to or on or after such date.

2.16.8      Trustee May Hold Issuer Senior Indebtedness. The Trustee shall be entitled to all the rights set forth in this Section 2.16 with respect to any Issuer Senior Indebtedness at the time held by it, to the same extent as any other holder of Issuer Senior Indebtedness, and nothing in the Original Indenture or elsewhere in this Indenture shall deprive the Trustee of any of its rights as such holder.

2.16.9      Rights of Holders of Issuer Senior Indebtedness Not Impaired.

2.16.9.1        No right of any present or future holder of any Issuer Senior Indebtedness to enforce the subordination herein shall at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or by any noncompliance by the Issuer with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

2.16.9.2        With respect to the holders of Issuer Senior Indebtedness, (i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, (ii) the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, (iii) no implied covenants or obligations shall be read into this Indenture against the Trustee and (iv) the Trustee shall not be deemed to be a fiduciary as to such holders.

2.16.10    Section Applicable to Paying Agents. In case at any time any paying agent other than the Trustee shall have been appointed by the Issuer and be then acting hereunder, the term “Trustee” as used in this Section 2.16 shall in such case (unless the context shall require not otherwise) be construed as extending to and including such paying agent within its meaning as fully for all intents and purposes as if such paying agent were named in this Article in addition to or in place of the applicable Trustee; provided, however, that Sections 2.16.7 and 2.16.8 shall not apply to the Issuer if it acts as its own paying agent.

2.16.11    Trustee; Compensation Not Prejudiced. Nothing in this Section 2.16 shall apply to claims of, or payments to, the Trustee pursuant to Section 7.9 of the Original Indenture.

2.17	Subordination of the Guarantee Obligations of the Company

The Guarantee Obligations of the Company with respect to the Notes shall be subordinated in right of payment to the prior payment in full of all Company Senior Indebtedness on the same basis as the Notes and the obligations of the Issuer hereunder are subordinated to all Issuer Senior Indebtedness, on the terms and conditions set forth in Section 2.16 of this Second Supplemental Indenture, mutatis mutandis.

2.18	Amendment

In addition to subsections (a) to (f) of Section 10.2 of the Original Indenture, without the consent of the Holder of each outstanding Note affected thereby, the Issuer, the Company and the Trustee may not change any Place of Payment where any Notes or any premium or interest thereon is payable.

2.19	Consent and Acknowledgement of the Company

Pursuant to Section 3.1 of the Original Indenture, the Company hereby consents to the issuance of the Notes by the Issuer and acknowledges and confirms that its obligations with respect to the Notes constitute Guarantee Obligations.

Article 3
COVENANTS OF COMPANY APPLICABLE TO THE NOTES

3.1	Dividend Stopper Undertaking

Unless the Issuer has paid all accrued and payable interest on the Notes, the Company will not:

(a)	declare any dividend on the Dividend Restricted Shares or pay any interest on any Parity Indebtedness (other than stock dividends on Dividend Restricted Shares);

(b)	redeem, purchase or otherwise retire any Dividend Restricted Shares or Parity Indebtedness (except (a) with respect to Dividend Restricted Shares, out of the net cash proceeds of a substantially concurrent issue of Dividend Restricted Shares or (b) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares); or

(c)	make any payment to holders of any of the Dividend Restricted Shares or any Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively.

3.2	Issuance of Company Preference Shares

The Company covenants for the benefit of Holders of Notes, that for so long as the Exchange Preference Shares issuable upon the Automatic Exchange are issuable or outstanding, the Company will not create or issue any Company Preference Shares which, in the event of insolvency, liquidation, dissolution or winding-up of the Company, would rank in right of payment in priority to the Exchange Preference Shares.

3.3	Status of the Issuer

The Issuer shall at all times remain a Subsidiary of the Company.

Article 4
MISCELLANEOUS

4.1	Ratification of Original Indenture

The Original Indenture, as supplemented by this Second Supplemental Indenture, is in all respects ratified and confirmed, and this Second Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

4.2	Acceptance of Trust by Trustee

The Trustee hereby accepts the trusts and duties declared and provided for in, and as otherwise contemplated by, this Second Supplemental Indenture and hereby agrees to perform the same upon the terms and conditions set forth herein and as contemplated hereby and in the Original Indenture, in each case as supplemented and amended from time to time.

4.3	Benefits of Indenture

Nothing in this Second Supplemental Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Securities Registrar and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Second Supplemental Indenture.

4.4	Governing Law

This Second Supplemental Indenture, the Notes and the Company’s Guarantee Obligations shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof. Notwithstanding the preceding sentence of this Section 4.4, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

4.5	Separability

In case any one or more of the provisions contained in this Second Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Second Supplemental Indenture or of the Notes, but this Second Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

4.6	Tax Treatment

The Issuer agrees, and by acceptance of a Note each holder and beneficial owner of a Note agrees, to treat the Notes as indebtedness for United States federal, state and local income tax purposes.

4.7	Counterparts

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. This instrument may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

BROOKFIELD FINANCE INC.

By:	/s/ Patrick Taylor
	Name:	Patrick Taylor
	Title:	Vice President

BROOKFIELD CORPORATION

By:	/s/ Nicholas Goodman
	Name:	Nicholas Goodman
	Title:	President and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Claire Wang
	Name:	Claire Wang
	Title:	Corporate Trust Officer

By:	/s/ Raji Sivalingam
	Name:	Raji Sivalingam
	Title:	Associate Trust Officer

ANNEX A

[Face of Note]

[Insert if the Security is a Global Security — THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of The Depository Trust Company (“DTC”), a New York corporation, to Brookfield Finance Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of Cede & Co., or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.]

BROOKFIELD FINANCE INC.

6.300% Fixed-to-Fixed Reset Rate Subordinated Notes Due January 15, 2055

CUSIP: 11271L AN2

ISIN: US11271LAN29

No. •	US$•

Brookfield Finance Inc., a corporation incorporated under the laws of Ontario, Canada (herein called the “Issuer”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to •, or registered assigns, the principal sum of • (•) United States Dollars on January 15, 2055 and to pay interest thereon (i) from and including the Original Issue Date to but excluding the First Reset Date at an annual rate of 6.300% and thereafter (ii) from and including each Interest Reset Date with respect to each Interest Reset Period to but excluding the next succeeding Interest Reset Date, the Maturity Date or Redemption Date, as the case may be, at an annual rate equal to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date, plus a spread of 2.076%, to be reset on each Interest Reset Date; provided, that the interest rate during any Interest Reset Period will not reset below 6.300%, semi-annually in arrears on January 15 and July 15 in each year, commencing on July 15, 2025. As provided in the Original Indenture (as defined on the reverse of this Note), interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest shall accrue from and including the Original Issue Date or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

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The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be each January 1 or July 1, as applicable, preceding such Interest Payment Date (whether or not a Business Day), provided that interest payable on the Maturity Date or on a Redemption Date will be paid to the person to whom principal is payable. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

So long as no Event of Default (as defined in the Indenture) has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Securities on one or more occasions for up to five consecutive years (a “Deferral Period”). During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period), compounded semi-annually, to the extent permitted by applicable law. There shall be no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an Event of Default or any other breach under the Indenture and the Securities. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which the Issuer pays all accrued and unpaid interest on such date (including, to the extent permitted by law, any compound interest). No Deferral Period may extend beyond the Maturity Date.

This Security will be automatically exchanged into Exchange Preference Shares (as defined in the Indenture) upon an Automatic Exchange Event, in the manner, with the effect and as of the effective time contemplated in the Indenture.

The indebtedness evidenced by this Security and by all other Securities now or hereafter certified and delivered under the Indenture is subordinated and subject in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all present and future Issuer Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed. The Company’s Guarantee Obligations rank subordinate in rank and priority of payment in full of all Company Senior Indebtedness on the same basis as this Security and the obligations of the Issuer hereunder are subordinated to all Issuer Senior Indebtedness.

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Payment of the principal of (and premium, if any) and interest on this Security will be made at the Place of Payment in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Issuer, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

The Issuer agrees, and by acceptance of a Note each holder and beneficial owner of a Note agrees, to treat the Notes as indebtedness for United States federal, state and local income tax purposes.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual, facsimile or other electronic signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

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IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed under its corporate seal.

Dated: •

BROOKFIELD FINANCE INC.

By:
Name:
Title:

Attest:

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(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes referred to in the Indenture referred to above.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By: Authorized Officer

Dated:

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

[Reverse of Note.]

This Security is one of a duly authorized issue of securities of the Issuer (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of October 16, 2020 (the “Original Indenture”), as supplemented by the Second Supplemental Indenture, dated as of December 17, 2024 (the “Second Supplemental Indenture”) (the Original Indenture and the Second Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Issuer, Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) (the “Company”), as guarantor, and Computershare Trust Company of Canada, as trustee (the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to US$700,000,000, all of which are issued under the Second Supplemental Indenture. The Issuer may from time to time, without the consent of the holders of the Securities, create and issue further securities having the same terms and conditions in all respects as the Securities issued on the date hereof, except for the issue date, the issue price and the first payment of interest thereon. Additional securities issued in this manner will be consolidated with and will form a single series with the Securities; provided that if any additional securities issued after the date hereof are not fungible with the Securities issued on the date hereof for U.S. federal income tax purposes, then such additional securities shall be issued with a separate CUSIP or ISIN number so that they are distinguishable from the Securities.

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The Issuer or the Company (as applicable) will pay to each relevant Holder or beneficial owner certain Additional Amounts in the event of the withholding or deduction of certain Canadian taxes as described in the Second Supplemental Indenture. In addition, certain Other Additional Amounts may be payable as contemplated in Section 2.13 of the Second Supplemental Indenture and as described in the applicable supplemental indenture.

The Securities are redeemable at the Redemption Prices as described in Section 2.7 of the Second Supplemental Indenture and in any applicable supplemental indenture as contemplated in Section 2.13 of the Second Supplemental Indenture.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Issuer, the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Issuer or the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the Corporate Trust Office of the Trustee or the Place of Payment, duly endorsed by, or accompanied by a written instrument of transfer, in form satisfactory to the Issuer and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in initial denominations of US$1,000.00 and multiples of US$1,000.00 in excess thereof.

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No service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Issuer, the Company, the Trustee and any agent of the Issuer, the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Issuer, the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THE INDENTURE AND THE SECURITIES WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF. Notwithstanding the preceding sentence of this paragraph, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

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